Annual Report

SEPTEMBER 30, 2006

Waddell & Reed Advisors Municipal Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2006. It has been an especially volatile period. Overall, stock prices rose as energy prices fell and the U.S. housing market deteriorated. The S&P 500 Index advanced 10.80 percent, led by telecommunications and financial stocks. Energy stocks were the weakest performers during the period. International stocks also posted strong gains, as the Morgan Stanley Capital International EAFE Index climbed 19.16 percent.

The Fed pauses. The world does not.

Bond yields climbed and prices declined for much of the past 12 months as central banks around the world continued to tighten monetary policies. In August, however, the Federal Reserve ended a two-year long streak of boosting short-term U.S. interest rates amid signs that inflation was easing. This helped ignite a summer rebound in the U.S. fixed income market. The Citigroup Broad Investment Grade Index returned 3.71 percent for the period. For investors, the difference in income potential between money market securities (those maturing in

U.S. TREASURY YIELDS
(September 30, 2005 compared to September 29, 2006)



6%
4%
2%
0%
YIELD
3 mos.
6 mos.
2 yrs.
3 yrs.
5 yrs.
10 yrs.
30 yrs.
MATURITY
Treasury yields as of
9/29/06
9/30/05

Source: Bloomberg. Past performance does not guarantee future results. Yields shown fluctuate daily and are not representative of the income potential of a specific mutual fund.

less than a year) and taxable bonds that mature in 10 to 30 years has compressed dramatically. As of September 30, 2006, three-month and six-month U.S. Treasury bills yielded more than 30-year bonds, on average. Such a pattern is generally associated with a slowdown in economic growth. Consumers appear to be growing wary of spending to excess as home "for sale" signs have become about as difficult to remove from lawns as dandelions, and as numerous.

Energy prices hit record, then slide.

The cost of energy has been one of the top economic stories since autumn of 2005. Oil, natural gas and gasoline prices all reached record highs, only to fall back during the summer as energy stockpiles reached greater-than-expected levels and the 2006 U.S. hurricane season was mild. At its peak this past July, oil reached $78.40 a barrel, a nearly eight-fold increase from 1986, and more than double the price just three years ago. Gasoline, peaking at over $3 per gallon in the spring, had fallen to about $2.25 as of this writing.

We believe that, over the longer term, the cost of energy will resume an upward path. There's just too much long-term global demand relative to known reserves, in our opinion, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns and geopolitics appear to be calmer for the moment, but we feel there's still ample long-term risk to oil and gas supplies from the wrath of both nature and political extremism.

Profit growth appears less robust.

As energy prices have retreated, it appears that one of the chief engines for double-digit corporate profit growth for the S&P 500 may stall in the months ahead. Without the contribution of record oil company earnings, large company profits would have grown 8.2 percent in the past year, versus the reported 13 percent (Source: Bloomberg). We think that falling energy prices have both positive and negative implications for stocks. While it now means lower production and transportation costs for many companies and consumers, helping earnings of firms such as airlines, it is also a headwind for energy firms and utility earnings.

Plan ahead.

None of us can predict with certainty what the price of gas will be down the road, or pinpoint exactly what it will cost to heat and maintain our homes. What we can do, however, is plan as much as we can for the trip ahead – both our economic journey and our ongoing journey toward our financial goals. I firmly believe that with a personal financial plan, you and your financial advisor can build an effective road map to help you more efficiently meet the financial bumps and challenges ahead.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Questions and Answers with Portfolio Management

September 30, 2006



Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2006. He has managed the Fund for six years and has 18 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.

Source: Morningstar.

How did the Fund perform over the past fiscal year?

It was a disappointing period. We underperformed both our benchmark, the Lehman Brothers Municipal Bond Index, and our peer group, the Lipper General Municipal Debt Funds Universe Average for the 12 months ended Sept. 30. The Fund's Class A shares rose 3.32 percent (excluding sales charge) for the period compared to 4.45 percent for our benchmark and 4.17 percent for the peer group, which reflects the performance of funds with similar investment objectives. Please note that Fund and peer group returns include applicable fees and expenses, whereas an unmanaged index does not include any fees.

What factors affected the Fund's results?

While an unexpectedly low interest rate environment allowed us to provide positive returns that generally kept pace with inflation, our conservative positioning did not allow us to capture all of the tax-exempt income or capital appreciation available in the market. There was also an unusually narrow differential in returns between top-performing funds – funds that we believe also generally took on much more risk – and those, like us, that provided more modest results and sought to limit duration and credit risk.

First, the Fund both began and ended the year with lower exposure to long-dated (20+ year) bonds than our benchmark (the Lehman Brothers Municipal Bond Index), as well as many of our peers. The long-end of the yield curve produced the best performance results this past fiscal year by a wide margin. Bonds with aggressive discount structures (those that trade well below par) performed particularly well. With nominal interest rates hovering near historical lows, the Federal Reserve aggressively removing monetary accommodation (by raising short-term interest rates 425 basis points (4.25 percent) during the last two years), as well as emerging signs of inflation, we felt it prudent to underweight bonds with the highest level of interest rate sensitivity.

We were wrong. In February 2005, then-Fed Chairman Greenspan called the tame behavior of long-term interest rates a "conundrum," as it is essentially unprecedented for long rates not to rise during periods of monetary tightening. This "conundrum" spilled over into 2006. We entered the fiscal year anticipating additional yield curve flattening, but we were caught off guard by the tame behavior of the longest maturities, where rates actually declined.

We continue to dislike the risk/reward tradeoff presented by the long-end of the market, and given that we would need to liquidate high-quality, defensive, significantly higher yielding bonds in order to increase our exposure, we continue to believe it prudent to stick with the current maturity distribution of the portfolio.

Portfolio Characteristics (as of 9/30/06)	
Average maturity	11.51 years
Effective duration	5.43 years
Weighted average bond rating	AA

Information presented is for illustrative purposes only and is subject to change.

How much of a factor was portfolio credit quality in affecting results?

Our performance was negatively impacted by an underweight position in non-investment grade and lower quality issuers, especially airlines and other corporate-backed bonds. We started the year with very narrow differentials in income potential between bonds of different quality (tight spreads). At year-end, spreads stayed compressed, and were even tighter in some instances. This was a period where the best performing funds were the ones taking the biggest risks, in our view. We don't believe that this situation will persist indefinitely, and we feel we are positioned accordingly. Once again, we enter

fiscal year 2007 believing that we are not being adequately compensated for increasing exposure to lower rated credits.

How did sector positioning affect results?

As we entered FY 2006, we felt that the market presented few, if any, attractive relative value opportunities. Still, the Fund benefited from having approximately 1.5 percent of holdings pre-refunded, as well as holding an overweight position in bonds subject to the alternative minimum tax (AMT). An overweight position in the underperforming housing revenue bond sector was a drag on performance. While short and intermediate interest rates did rise, long rates actually declined (Greenspan's "conundrum"), thus negating the typical relative performance characteristics of housing bonds in an increasing interest rate environment. We intend to maintain this overweight position because of what we feel are its higher yield/credit quality characteristics as well as defensive attributes.

What other market conditions or events influenced the Fund's fiscal year return?

We are in a period where the markets appear to be trading more on technicals vs. fundamentals. The presence of many large nontraditional fixed income investors is making any predictions on interest rates very difficult, if not impossible. Arbitrageurs, foreign central banks, mortgage-backed portfolio managers, tender option bond programs (TOB's), as well as domestic and foreign hedge funds, have become the primary drivers of the fixed income markets, and the municipal bond market specifically. We continue to be alert for the possibility of flight to quality trades on geopolitical/terrorism fears, as well as other external shocks. Unfortunately, many of these activities are very difficult to predict, and the sheer size of the trades are typically very large. This is today's reality, and it is something that we will continue to try to manage by not straying too far from the duration (interest rate sensitivity) of our stated benchmark. We believe this is prudent given the nature of today's market place.

What other strategies and techniques did you employ that affected your results?

Maintaining the high quality of the Fund, improved diversification between sectors and states, and maintaining marketable position sizes has dramatically reduced the performance volatility of the Fund. Our management style is essentially a skeptical top-down style with an emphasis on identifying relative value opportunities between sectors, states, and different security structures. Simultaneously, we attempt to exploit opportunities presented by the shape and slope of the yield curve, and cross market technicals. The Fund is typically fully invested. A diligent approach to ongoing credit analysis and subsequent surveillance after purchase has helped to enable the Fund to avoid many of the credit disasters that, we believe, plagued some of our competitors in the past. While this year was very quiet, with regard to negative credit episodes, we believe our approach will serve us well going forward.

We have been in an extended period where the most aggressive risk takers, both interest rate and credit, have been the big winners, while managers who adhere to risk averse capital preservation strategies, like we do, have lagged. At the National Association For Business Economics annual meeting (Sept. 27, 2005), Alan Greenspan made the following comment, "Whatever the reason for narrowing credit spreads, and they differ from episode to episode, history cautions that extended periods of low concern about credit risk have invariably been followed by reversal, with an attendant fall in the prices of risky assets." While we acknowledge that this environment may persist for a while longer, we agree with then-Chairman Greenspan's comments, and we feel that we are well positioned in the event of a reversal.

What looks attractive to you going forward?

We still see very few, if any, relative value opportunities in our market. Nominal interest rates are still very low, especially 10-years and longer. Credit spreads are still very tight, and the municipal yield curve is very flat. We are exercising restraint in "yield chasing," as we feel that tight credit spreads do not adequately compensate one for moving too far down the credit curve. However, the Fund will continue to search for trading opportunities to exploit in the high-yield municipal space. While acknowledging that we have been through a painful period, we feel that our patience will eventually be rewarded.

Going forward, we expect to keep the credit quality of the Fund in the AA category, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We expect to maintain the Fund's neutral to defensive exposure to interest rate risk, and we believe that the Fund is well positioned. In an effort to provide income that is not subject to Federal income taxes, while maximizing tax-free total return, we plan to continue investing in short, intermediate and longer-term (when appropriate) investment grade (primarily) municipal bonds with an emphasis on quality and capital preservation with minimal yield sacrifice.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Fixed-income securities are subject to interest rate risk, and, as such, the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

—— Waddell & Reed Advisors Municipal Bond Fund, Inc., Class A Shares[1]	$14,974
— —— — Lehman Brothers Municipal Bond Index	$17,755
— — — Lipper General Municipal Debt Funds Universe Average	$16,291



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-06	−1.07%	−1.61%	2.34%	3.63%
5-year period ended 9-30-06	3.06%	2.84%	2.99%	4.20%
10-year period ended 9-30-06	4.12%	—	—	—
Since inception of Class[3] through 9-30-06	—	3.59%	3.57%	3.77%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-5-99 for Class B shares, 10-7-99 for Class C shares and 12-30-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

MUNICIPAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,028.70	0.92%	$ 4.67
Class B	1,000	1,024.00	1.84	9.31
Class C	1,000	1,023.90	1.88	9.51
Class Y	1,000	1,030.20	0.59	2.94
Based on 5% Return[2]				
Class A	$1,000	$1,020.46	0.92%	$ 4.65
Class B	1,000	1,015.85	1.84	9.27
Class C	1,000	1,015.63	1.88	9.47
Class Y	1,000	1,022.13	0.59	2.93

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2006, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL BOND FUND

Portfolio Highlights

On September 30, 2006, Waddell & Reed Advisors Municipal Bond Fund, Inc. had net assets totaling $543,879,605 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Airport Revenue Bonds	$ 9.25
State General Obligation Bonds	$ 9.22
Hospital Revenue Bonds	$ 9.18
City General Obligation Bonds	$ 8.79
Public Power Revenue Bonds	$ 8.12
Other Municipal Bonds	$ 7.30
Prerefunded ETM Bonds	$ 6.96
Housing Revenue Bonds	$ 6.65
Special Tax Bonds	$ 6.21
Lease/Certificate of Participation Bonds	$ 5.60
Transportation Revenue Bonds	$ 3.85
Water and Sewer Revenue Bonds	$ 3.53
Student Loan Bonds	$ 3.39
School General Obligation Bonds	$ 3.26
Education Revenue Bonds	$ 3.06
Cash and Cash Equivalents	$ 2.24
Industrial Development Revenue/ Pollution Control Bonds	$ 1.71
Derivative Bonds	$ 1.68

On September 30, 2006, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



■	AAA	58.79%
■	AA.	15.94%
■	A	9.18%
■	BBB	9.35%
■	BB.	0.06%
■	Below B	0.06%
■	Non-rated	4.38%
☐	Cash and Cash Equivalents	2.24%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

2006 Tax Year Taxable Equivalent Yields[1]							
If your Taxable Income is:		Your Marginal Tax Bracket	Equivalent Tax Free Yields				
Joint Return	Single Return	Is	3%	4%	5%	6%	
$ 0 - 15,100	$ 0 - 7,550	10%	3.33%	4.44%	5.56%	6.67%	
$ 15,101 - 61,300	$ 7,551 - 30,650	15%	3.53%	4.71%	5.88%	7.06%	
$ 61,301 - 123,700	$ 30,651 - 74,200	25%	4.00%	5.33%	6.67%	8.00%	
$123,701 - 188,450	$ 74,201 - 154,800	28%	4.17%	5.56%	6.94%	8.33%	
$188,451 - 336,550	$154,801 - 336,550	33%	4.48%	5.97%	7.46%	8.96%	
$336,551 and above	$336,551 and above	35%	4.62%	6.15%	7.69%	9.23%	

(1)Table is for illustration only and does not represent the actual performance of Waddell & Reed Advisors Municipal Bond Fund, Inc. Rates shown reflect federal income tax brackets only. Depending on your state of residence and whether you are subject to the federal or state alternative minimum taxes, yields shown may be higher or lower.

For more information on the Fund's current yield and most recent performance, see www. waddell.com or contact your advisor.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 2.49%		
Arizona Educational Loan Marketing Corporation (A Nonprofit Corporation Organized Pursuant to the Laws of the State of Arizona), 2001 Educational Loan Revenue Bonds, 2001 Senior Series 2001A–2 Bonds,		
4.95%, 3–1–09	$5,000	$ 5,096,350
Arizona Health Facilities Authority, Hospital Revenue Bonds (John C. Lincoln Health Network), Series 2000,		
6.875%, 12–1–20	2,500	2,852,350
City of Phoenix Civic Improvement Corporation, Senior Lien Airport Revenue Bonds, Series 2002B (AMT)		
5.75%, 7–1–14	2,000	2,193,960
Certificates of Participation, Series 2002A, Evidencing Proportionate Interests of the Owners Thereof in Lease Payments to be Made By the State of Arizona (Acting by and Through the Director of the Department of Administration), as Lessee for Certain Real and Personal Property,		
5.5%, 5–1–13	1,000	1,097,820
Certificates of Participation (Arizona State University Projects), Series 2002, Evidencing the Proportionate Interests of the Owners Thereof in Lease Payments to be Made Pursuant to a Lease-Purchase Agreement by the Arizona Board of Regents, as Lessee for the Benefit of Arizona State University,		
5.375%, 7–1–13	1,000	1,091,270
Arizona Tourism and Sports Authority, Tax Revenue Bonds (Multipurpose Stadium Facility Project), Series 2003A,		
5.375%, 7–1–19	1,120	1,222,581
		13,554,331
Arkansas – 0.15%		
Arkansas Development Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series D (AMT),		
5.3%, 7–1–24	795	**822,340**

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California – 15.35%		
State of California:		
Various Purpose General Obligation Bonds:		
5.0%, 2–1–22	$7,000	$ 7,367,570
5.25%, 2–1–19	5,000	5,407,000
5.5%, 4–1–28	2,675	2,941,617
5.25%, 2–1–14	2,000	2,185,360
5.25%, 2–1–19	2,000	2,162,800
5.25%, 11–1–21	1,000	1,078,250
5.5%, 4–1–28	325	365,004
General Obligation Bonds,		
6.0%, 2–1–15	3,000	3,455,520
Department of Water Resources, Central Valley Project, Water System Revenue Bonds, Series X,		
5.5%, 12–1–16	1,000	1,150,300
The Regents of the University of California:		
General Revenue Bonds, 2003 Series A,		
5.125%, 5–15–19	5,000	5,374,950
Hospital Revenue Bonds (UCLA Medical Center), Series 2004 B,		
5.5%, 5–15–20	4,055	4,529,597
Golden State Tobacco Securitization Corporation:		
Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate),		
6.75%, 6–1–39	4,800	5,423,904
Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B,		
5.375%, 6–1–28	2,000	2,124,800
The Metropolitan Water District of Southern California, Water Revenue Bonds, 2003 Authorization, Series B–2,		
5.0%, 10–1–27	5,000	5,277,350
Foothill/Eastern Transportation Corridor Agency, Toll Road Refunding Revenue Bonds, Series 1999, Capital Appreciation Bonds,		
0.0%, 1–15–17	7,500	4,538,700
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A:		
5.5%, 8–1–29	3,755	4,248,520
5.5%, 8–1–29	45	49,717

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
California Statewide Communities Development Authority, Hospital Revenue Certificates of Participation, Cedars-Sinai Medical Center, Series 1992,		
6.5%, 8–1–12	$3,930	$ 4,241,138
Southern California Public Power Authority, Multiple Project Revenue Bonds, 1989 Series,		
6.75%, 7–1–12	3,455	3,949,272
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California),		
5.25%, 8–1–22	3,500	3,813,355
Long Beach Bond Finance Authority, Tax Allocation Revenue Bonds (Downtown, North Long Beach, Poly High and West Beach Redevelopment Project Areas), 2002 Series A:		
5.375%, 8–1–15	1,585	1,741,170
5.375%, 8–1–15	920	1,008,108
County of Sacramento, Airport System Revenue Bonds, Series 2002A (Non-AMT),		
5.25%, 7–1–16	2,080	2,267,741
Fremont Unified School District, Alameda County, California, Election of 2002 General Obligation Bonds, Series A,		
5.375%, 8–1–18	2,035	2,230,706
Foothill – De Anza Community College District, Santa Clara County, California, Election of 1999 General Obligation Bonds, Series B,		
5.25%, 8–1–19	2,000	2,208,200
Department of Water and Power of the City of Los Angeles, Power System Revenue Bonds, 2003 Series B,		
5.125%, 7–1–19	2,000	2,152,480
City of Oceanside, 2003 Certificates of Participation (1993 Series A Refunding), City of Oceanside, Pursuant to a Lease with the Oceanside Public Financing Authority,		
5.0%, 4–1–10	1,140	1,199,953
San Mateo Union High School District (San Mateo County, California), Election of 2000 General Obligation Bonds, Series B Capital Appreciation Bonds,		
0.0%, 9–1–11	1,000	836,520

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
Delta Counties Home Mortgage Finance Authority (California), Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series A,		
5.2%, 12–1–14	$75	$ 75,343
California Rural Home Mortgage Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series B, Class 5,		
6.35%, 12–1–29	70	70,199
		83,475,144
Colorado – 2.73%		
City and County of Denver, Colorado, General Obligation Various Purpose Bonds, Series 1999B,		
5.625%, 8–1–07	10,000	10,170,000
Colorado Department of Transportation, Transportation Revenue Anticipation Notes, Series 2002,		
5.25%, 6–15–10	2,000	2,115,300
City of Lafayette, Colorado, Acting by and through its Water Fund Enterprise, Water Revenue Bonds, Series 2003A,		
5.25%, 12–1–20	1,010	1,095,052
Highlands Ranch Metropolitan District No. 3, Douglas County, Colorado, General Obligation Bonds, Series 1999,		
5.3%, 12–1–19	1,000	1,051,190
Colorado Housing and Finance Authority, Single Family Program Senior and Subordinate Bonds, 2001 Series A–2 Senior Bonds,		
6.5%, 8–1–31	430	442,466
		14,874,008
Connecticut – 0.92%		
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.5%, 1–1–14	5,000	5,003,450
Delaware – 0.92%		
Delaware State Housing Authority, Senior Single Family Mortgage Revenue Bonds, 2005 Series A,		
5.8%, 7–1–35	4,705	5,012,472

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
District of Columbia – 0.39%		
Metropolitan Washington Airports Authority, Airport System Revenue Bonds, Series 2002A (AMT), 5.5%, 10–1–10	$2,000	$ 2,125,580
Florida – 3.76%		
City of Coral Gables (Florida), Health Facilities Authority, Hospital Revenue Bonds (Baptist Health South Florida Obligated Group), Series 2004, 5.25%, 8–15–24	5,000	5,389,900
The City of Miami, Florida:		
Special Obligation Non-Ad Valorem Revenue Refunding Bonds, Series 2002A, 5.5%, 9–1–13	2,460	2,684,795
Limited Ad Valorem Tax Bonds, Series 2002 (Homeland Defense/Neighborhood Capital Improvement Projects), 0.0%, 1–1–10	1,600	1,416,192
Broward County, Florida, Passenger Facility Charge/ Airport System Revenue Convertible Lien Bonds, Airport System Revenue Bonds, Series 2001J–1 (AMT), 5.75%, 10–1–18	2,870	3,124,196
Miami-Dade County, Florida, Aviation Revenue Bonds, Series 2002, Miami International Airport (Hub of the Americas), 5.75%, 10–1–16	2,000	2,193,760
Greater Orlando Aviation Authority, Airport Facilities Revenue Bonds, Series 2002B (AMT), 5.5%, 10–1–17	2,000	2,157,320
Hillsborough County Aviation Authority, Florida, Tampa International Airport, Revenue Bonds, 2003 Series B, 5.0%, 10–1–20	2,000	2,092,360
The School Board of Palm Beach County, Florida, Certificates of Participation, Series 2002A, 5.375%, 8–1–13	1,000	1,100,160
Housing Finance Authority of Lee County, Florida, Single Family Mortgage Revenue Bonds, Series 1999A, Subseries 2, 5.0%, 9–1–30	265	271,702
		20,430,385

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Georgia – 2.82%		
Municipal Electric Authority of Georgia, Project One Special Obligation Bonds, Fifth Crossover Series:		
6.4%, 1–1–13	$6,925	$ 7,761,678
6.4%, 1–1–13	860	962,985
6.4%, 1–1–13	75	83,312
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.25%, 4–1–20	4,000	4,341,480
State of Georgia, General Obligation Bonds, Series 1998B,		
5.5%, 7–1–12	2,000	2,204,120
		15,353,575
Guam – 0.65%		
Guam International Airport Authority, General Revenue Bonds, 2003 Series C (AMT),		
5.375%, 10–1–20	3,305	**3,540,217**
Hawaii – 1.07%		
State of Hawaii, Airport System Revenue Bonds, Refunding Series 2001 (AMT):		
7.88027%, 7–1–09 (A)	2,500	2,923,600
7.88027%, 7–1–09 (A)	2,500	2,916,850
		5,840,450
Illinois – 1.07%		
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds, Series 2002C,		
5.6%, 10–1–34	1,965	2,022,260
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C (Tax-Exempt),		
5.5%, 1–1–21	1,300	1,398,397
School District Number 116, Champaign County, Illinois (Urbana), General Obligation School Building Bonds, Series 1999C,		
0.0%, 1–1–12	1,695	1,345,169
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.35%, 12–15–24	1,000	1,061,030
		5,826,856

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Indiana – 3.60%		
Indiana State Office Building Commission, Capitol Complex Revenue Bonds:		
Series 1990B (State Office Building I Facility),		
7.4%, 7–1–15	$8,000	$ 10,138,160
Series 1990A (Senate Avenue Parking Facility),		
7.4%, 7–1–15	4,775	5,894,785
City of Rockport, Indiana, Pollution Control Revenue Refunding Bonds (AEP Generating Company Project), Series 1995 B,		
4.15%, 7–1–25	3,500	3,572,345
		19,605,290
Iowa – 0.41%		
Iowa Finance Authority, Iowa State Revolving Fund, Revenue Bonds, Series 2001,		
5.5%, 8–1–16	2,000	**2,202,380**
Kansas – 1.68%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2003 Series A–2,		
5.65%, 6–1–35	2,755	2,888,810
2002 Series B–4,		
5.9%, 12–1–34	1,930	2,089,437
2002 Series A–5,		
5.55%, 12–1–33	1,500	1,598,280
2004 Series A–4,		
5.625%, 6–1–36	875	925,041
2001 Series A–1 (AMT),		
6.3%, 12–1–32	565	583,730
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.0%, 12–1–27	1,085	1,068,226
		9,153,524
Kentucky – 0.40%		
Kenton County (Kentucky) Airport Board, Cincinnati/ Northern Kentucky International Airport, Revenue Refunding Bonds, Series 2002A,		
5.625%, 3–1–14	2,000	**2,166,680**

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Louisiana – 2.02%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds, 2005 Series A,		
5.0%, 5–1–26	$4,800	$ 5,056,272
Louisiana Citizens Property Insurance Corporation, Assessment Revenue Bonds, Series 2006B,		
5.0%, 6–1–09	2,880	2,979,734
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	2,750	2,966,700
		11,002,706
Maryland – 0.38%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT),		
5.375%, 3–1–15	1,905	**2,046,561**
Massachusetts – 1.47%		
The Commonwealth of Massachusetts, General Obligation Bonds:		
Consolidated Loan of 2003, Series D,		
5.25%, 10–1–21	2,500	2,733,575
Consolidated Loan of 2002, Series C,		
5.5%, 11–1–10	2,000	2,147,480
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A,		
5.25%, 7–1–20	2,800	3,097,612
		7,978,667
Michigan – 1.01%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.25%, 4–1–23	3,220	3,433,261
Board of Regents of Eastern Michigan University, General Revenue Refunding Bonds, Series 2002A,		
5.8%, 6–1–13	1,530	1,723,774
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.625%, 9–1–10	330	334,990
		5,492,025

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Minnesota – 2.73%		
Minneapolis-St. Paul Metropolitan Airports Commission, Airport Revenue Bonds, Series 2001B (AMT):		
5.75%, 1–1–15	$5,000	$ 5,366,150
5.75%, 1–1–13	2,345	2,518,624
City of Rochester, Minnesota, Health Care Facilities Revenue Bonds (Mayo Foundation/Mayo Medical Center), Series 1992D,		
6.15%, 11–15–09 (A)	4,500	4,833,585
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002,		
5.0%, 12–1–10	2,000	2,114,280
		14,832,639
Mississippi – 0.78%		
Mississippi Higher Education Assistance Corporation, Student Loan Revenue Bonds, Subordinate Series 1996-C:		
6.75%, 9–1–14	2,750	2,784,045
6.7%, 9–1–12	1,470	1,480,114
		4,264,159
Missouri – 5.38%		
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT),		
6.0%, 3–1–36	5,265	5,700,942
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project):		
5.9%, 3–1–24	2,300	2,367,206
5.375%, 3–1–10	1,800	1,856,052
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds, Barnes-Jewish, Inc./Christian Health Services, Series 1993A,		
6.0%, 5–15–11	3,000	3,272,790
Northwest Missouri State University, Housing System Revenue Bonds, Series 2003,		
5.5%, 6–1–19	2,650	2,924,143
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004,		
6.25%, 3–1–24	2,265	2,314,603

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
Jackson County, Missouri, Tax Exempt Special Obligation Refunding & Improvement Bonds (Truman Medical Center Project), Series 2001A, 5.5%, 12–1–12	$2,000	$ 2,195,380
The Board of Education of the City of St. Louis, General Obligation Refunding Bonds (Missouri Direct Deposit Program), Capital Appreciation Bonds, Series 2002B, 0.0%, 4–1–10	2,000	1,747,660
State Environmental Improvement and Energy Resources Authority (State of Missouri), Water Pollution Control Revenue Refunding Bonds (State Revolving Fund Program – Master Trust), Series 2001B, 5.5%, 7–1–10	1,500	1,597,290
Missouri Higher Education Loan Authority (A Public Instrumentality and Body Corporate and Politic of the State of Missouri), Student Loan Revenue Bonds, Subordinate Series 1994A, 5.45%, 2–15–09	1,500	1,501,170
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of Independence, Missouri, Eastland Center Project, Phase II, Series 2002B, 6.0%, 4–1–21	1,250	1,311,450
The City of St. Louis, Missouri, Airport Revenue Refunding Bonds, Series 2003A (Lambert-St. Louis International Airport), 5.25%, 7–1–18	1,000	1,081,760
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.55%, 10–1–36	500	499,270
5.5%, 10–1–31	355	355,000
City of Chesterfield, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002 (Chesterfield Valley Projects), 4.5%, 4–15–16	540	540,162
		29,264,878

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Nebraska – 0.93%		
City of Lincoln, Nebraska, Lincoln Electric System Revenue Bonds, Series 2005,		
5.0%, 9–1–29	$4,800	$ 5,068,128
Nevada – 0.32%		
Las Vegas Convention and Visitors Authority, Nevada, Revenue Bonds, Series 1999,		
6.0%, 7–1–14	1,385	1,486,521
Nevada Housing Division, Single Family Mortgage Bonds: 1998 Series A–1 Mezzanine Bonds,		
5.35%, 4–1–16	245	245,762
1996 Series C Subordinate Bonds,		
6.35%, 4–1–09	10	10,056
		1,742,339
New Hampshire – 1.10%		
New Hampshire Health and Education Facilities Authority: Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
6.125%, 7–1–32	1,755	1,988,415
6.125%, 7–1–32	245	268,910
Revenue Bonds, Southern New Hampshire University Issue, Series 2003,		
5.375%, 1–1–34	1,500	1,581,990
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2006 Series A (AMT),		
5.65%, 1–1–36	2,000	2,138,700
		5,978,015
New Jersey – 2.83%		
New Jersey Turnpike Authority, Turnpike Revenue Bonds, Series 2000 A:		
6.0%, 1–1–13	3,205	3,627,547
6.0%, 1–1–13	960	1,087,133
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2004 Series I,		
5.25%, 9–1–24	2,250	2,493,653
County of Hudson, New Jersey, Refunding Certificates of Participation, Series 2002,		
6.0%, 12–1–10	2,110	2,290,257
New Jersey Transit Corporation payable solely from certain Federal Transit Administration Grants, Certificates of Participation, Series 2002A,		
5.5%, 9–15–13	2,000	2,209,700

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Jersey (Continued)		
The City of Newark in the County of Essex, New Jersey, General Obligation School Purpose Refunding Bonds, Series 2002,		
5.375%, 12–15–13	$2,000	$ 2,183,900
Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004,		
5.25%, 1–1–23	1,350	1,474,902
		15,367,092
New Mexico – 1.75%		
City of Albuquerque, New Mexico, Airport Refunding Revenue Bonds, Series 2001 (AMT),		
5.375%, 7–1–15	3,365	3,577,769
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D (AMT),		
6.0%, 1–1–37	2,400	2,624,808
New Mexico Educational Assistance Foundation, Student Loan Program Bonds, Second Subordinate 1996 Series A–3,		
6.75%, 11–1–08	2,175	2,213,867
San Juan County, New Mexico, Gross Receipts Tax Revenue Bonds, Subordinate Series 2001B,		
5.75%, 9–15–21	1,000	1,097,370
		9,513,814
New York – 11.65%		
The City of New York, General Obligation Bonds:		
Fiscal 2004 Series D,		
5.25%, 10–15–21	8,295	8,909,079
Fiscal 2003 Series J,		
5.5%, 6–1–19	5,000	5,461,800
Fiscal 2005 Series B,		
5.25%, 8–1–12	5,000	5,405,200
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	3,000	3,196,290
Fiscal 2003 Series A,		
5.75%, 8–1–14	2,000	2,215,180
Fiscal 2002 Series C,		
5.5%, 3–15–15	2,000	2,174,040

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
New York City Transitional Finance Authority, Future Tax Secured Refunding Bonds, Fiscal 2003: Series A:		
5.5%, 11–1–26	$5,000	$ 5,415,200
5.25%, 11–1–10	1,000	1,065,500
Series D,		
5.25%, 2–1–19	3,000	3,228,390
Dormitory Authority of the State of New York: City University System, Consolidated Fourth General Resolution Revenue Bonds, 2001 Series A,		
5.5%, 7–1–17	2,000	2,167,800
State University Educational Facilities, Revenue Bonds, Series 1990B:		
7.5%, 5–15–11	885	983,483
7.5%, 5–15–11	650	723,060
Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	2,350	2,526,861
The Port Authority of New York and New Jersey, Consolidated Bonds: One Hundred Twenty-Seventh Series,		
5.5%, 12–15–14	3,000	3,271,800
One Hundred Twenty-Sixth Series,		
5.5%, 11–15–13	2,000	2,159,160
Suffolk County Industrial Development Agency: (New York), Civic Facility Revenue Bonds: Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	2,330	2,427,767
Series 1999A (The Southampton Hospital Association Civic Facility),		
7.25%, 1–1–20	1,020	1,048,682
Continuing Care Retirement Community, Revenue Refunding Bonds (Jefferson's Ferry Project – Series 2006),		
5.0%, 11–1–28	1,000	1,026,240

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
Metropolitan Transportation Authority, State Service Contract Refunding Bonds, Series 2002A, 5.75%, 7–1–16	$3,000	$ 3,446,040
New York City Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, Fiscal 2003, Series A, 5.375%, 6–15–14	2,000	2,184,500
Tobacco Settlement Financing Corporation (State Of New York), Asset-Backed Revenue Bonds (State Contingency Contract Secured), Series 2003A–1, 5.5%, 6–1–21	2,000	2,172,520
New York City, Health and Hospitals Corporation, Health System Bonds, 2002 Series, 5.5%, 2–15–13	1,000	1,088,830
New York State Thruway Authority, Highway and Bridge Trust Fund Refunding Bonds, Series 2002C, 5.25%, 4–1–10	1,000	1,056,710
		63,354,132
North Carolina – 1.33%		
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C, 5.5%, 1–1–14	3,000	3,270,450
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue Bonds, Series 2003A, 5.25%, 1–1–19	2,500	2,689,525
County of Cumberland, North Carolina, Hospital Facility Revenue Bonds (Cumberland County Hospital System, Inc.), Series 1999, 5.25%, 10–1–11	1,200	1,267,512
		7,227,487
Ohio – 2.30%		
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series E (AMT), 5.375%, 3–1–37	4,000	4,288,200
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati), 5.0%, 12–1–30	3,850	4,084,965

See Notes to Schedule of Investments on page 33.

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Ohio (Continued)		
County of Summit, Ohio, Various Purpose Bonds, Series 2002 (Limited Tax General Obligation), 5.75%, 12–1–14	$1,710	$ 1,921,048
County of Cuyahoga, Ohio, Revenue Bonds, Series 2003A (Cleveland Clinic Health System Obligated Group), 6.0%, 1–1–21	1,000	1,113,970
County of Lorain, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2001A (Catholic Healthcare Partners), 5.625%, 10–1–17	1,000	1,078,250
		12,486,433
Oklahoma – 0.50%		
Oklahoma City Airport Trust, Junior Lien Tax-Exempt Bonds, Twenty-Seventh Series B (AMT), 5.75%, 7–1–16	1,490	1,585,002
City of Oklahoma City, Oklahoma, General Obligation Refunding Bonds, Series 2002, 5.0%, 3–1–10	1,060	1,110,286
		2,695,288
Oregon – 0.72%		
State of Oregon:		
Department of Administrative Services, Refunding Certificates of Participation, 2002 Series B, 5.25%, 5–1–12	3,000	3,247,920
Housing and Community Services Department, Mortgage Revenue Bonds (Single-Family Mortgage Program), 1996 Series D, 6.375%, 7–1–27	660	672,184
		3,920,104
Pennsylvania – 3.46%		
Pennsylvania Higher Educational Facilities Authority (Commonwealth of Pennsylvania), Health Services Revenue Bonds (Allegheny Delaware Valley Obligated Group Project), Series A, 5.7%, 11–15–11	2,500	2,660,200
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	2,400	2,454,000

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Pennsylvania (Continued)		
Susquehanna Area Regional Airport Authority, Airport System Revenue Bonds, Series 2003A, 5.5%, 1–1–19	$2,120	$ 2,287,904
The Pennsylvania Industrial Development Authority, Economic Development Revenue Bonds, Series 2002, 5.5%, 7–1–14	2,000	2,207,320
County of Allegheny, Pennsylvania, General Obligation Refunding Bonds, Series C–55, 5.25%, 11–1–11	2,000	2,152,720
Redevelopment Authority of the City of Philadelphia, Revenue Bonds (Beech, LLC Student Housing Complex at Temple University), Series 2003A, 5.5%, 7–1–35	1,500	1,550,445
Falls Township Hospital Authority, Refunding Revenue Bonds, The Delaware Valley Medical Center Project (FHA Insured Mortgage), Series 1992, 7.0%, 8–1–22	1,510	1,512,099
Health Care Facilities Authority of Sayre (Pennsylvania), Fixed Rate Hospital Revenue Bonds (Latrobe Area Hospital), Series A of 2002, 5.25%, 7–1–10	1,385	1,467,241
County of Butler (Commonwealth of Pennsylvania), General Obligation Bonds, Series of 2002, 6.0%, 7–15–10	1,330	1,443,263
The Harrisburg Authority (Dauphin County, Pennsylvania), School Revenue Bonds, Series A of 2002 (The School District of the City of Harrisburg Refunding Project), 5.0%, 4–1–10	1,010	1,059,046
		18,794,238
Puerto Rico – 4.65%		
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds): Series 2003 C:		
5.0%, 7–1–18	8,000	8,157,120
6.0%, 7–1–13	3,450	3,575,339
Series 2004 A, 5.25%, 7–1–21	5,740	6,104,146
Government Development Bank for Puerto Rico, Senior Notes, 2006 Series B, 5.0%, 12–1–08	7,300	7,470,382
		25,306,987

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
South Carolina – 0.29%		
Anderson County Joint Municipal Water System, South Carolina, Waterworks System Revenue Bonds, Series 2002,		
5.5%, 7–15–13	$1,445	$ 1,588,633
South Dakota – 0.45%		
South Dakota Health and Educational Facilities Authority (Huron Regional Medical Center Issue), Revenue Bonds, Series 1994,		
7.3%, 4–1–16	2,000	2,427,000
Tennessee – 1.09%		
Volunteer State Student Funding Corporation, Educational Loan Revenue Bonds, Junior Subordinate Series 1993C Bonds,		
5.85%, 12–1–08	2,700	2,702,106
The Memphis and Shelby County Sports Authority, Inc., Revenue Bonds, 2002 Series A (Memphis Arena Project),		
5.5%, 11–1–13	2,000	2,199,920
Dickson County, Tennessee, General Obligation Refunding Bonds, Series 2002,		
5.0%, 3–1–10	1,000	1,047,440
		5,949,466
Texas – 4.57%		
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport: Joint Revenue Bonds, Series 2003A,		
5.5%, 11–1–19	5,000	5,425,950
Joint Revenue Improvement and Refunding Bonds, Series 2001A,		
5.875%, 11–1–17	1,280	1,394,112
Lancaster Independent School District (Dallas County, Texas), Unlimited Tax School Building Bonds, Series 2004,		
5.75%, 2–15–30	6,000	6,790,380
City of Houston, Texas: Water and Sewer System, Junior Lien Revenue Forward Refunding Bonds, Series 2002B,		
5.75%, 12–1–16	2,000	2,227,340
Airport System Subordinate Lien Revenue Bonds, Series 2002B (Non-AMT),		
5.25%, 7–1–10	2,000	2,115,160

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas (Continued)		
Harris County, Texas, Tax and Subordinate Lien, Revenue Refunding Bonds, Series 2004B, 5.0%, 8–15–32	$2,500	$ 2,668,450
Goose Creek Consolidated Independent School District, Unlimited Tax Refunding and Schoolhouse Bonds, Series 2002:		
5.75%, 2–15–17	1,070	1,174,143
5.75%, 2–15–17	980	1,080,891
Harris County-Houston Sports Authority, Senior Lien Revenue Bonds, Series 2001G,		
5.75%, 11–15–15	1,500	1,637,625
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Refunding Bonds:		
Series 2000A,		
8.5%, 5–1–29	225	235,485
Series 2000C,		
6.15%, 5–1–29	85	85,732
		24,835,268
Virginia – 1.40%		
Industrial Development Authority of the City of Roanoke, Virginia, Hospital Revenue Bonds Carilion Health System Obligated Group), Series 2002A:		
5.75%, 7–1–14	2,225	2,437,176
5.5%, 7–1–17	2,000	2,184,560
Virginia Port Authority, Commonwealth Port Fund Revenue Bonds (2002 Resolution), Series 2002,		
5.5%, 7–1–15	2,000	2,179,080
Fairfax County Economic Development Authority (Virginia), Retirement Community Refunding Revenue Bonds (Greenspring Village, Inc. Facility), Series 2006A,		
4.875%, 10–1–36	800	810,424
		7,611,240

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Washington – 5.08%		
Energy Northwest:		
Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A:		
5.25%, 7–1–10	$5,420	$ 5,735,986
5.25%, 7–1–10	380	402,564
Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	4,500	4,958,280
Washington Public Power Supply System, Nuclear Project No. 1, Refunding Revenue Bonds, Series 1989B,		
7.125%, 7–1–16	8,200	10,302,890
State of Washington, Various Purpose General Obligation Bonds, Series 1990A,		
9.50548%, 2–1–12 (A)	2,495	3,274,338
Spokane Public Facilities District, Regional Projects, Spokane Public Facilities District, Hotel/Motel Tax and Sales/Use Tax Bonds, Series 2003,		
5.75%, 12–1–19	1,665	1,855,676
Port of Seattle, Revenue Bonds, Series 2001B (AMT),		
5.625%, 4–1–16	1,000	1,072,400
		27,602,134
West Virginia – 0.55%		
State of West Virginia, Infrastructure General Obligation Bonds, 1999 Series A (Non-AMT),		
0.0%, 11–1–13	4,000	**3,009,960**
Wyoming – 0.61%		
Wyoming Student Loan Corporation, Student Loan Revenue Refunding Bonds, Series 1999A (Non-AMT),		
6.2%, 6–1–24	2,500	2,640,550
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004,		
5.75%, 6–1–34	675	690,538
		3,331,088
TOTAL MUNICIPAL BONDS – 97.76%		**$531,677,163**

(Cost: $508,986,458)

See Notes to Schedule of Investments on page 33.

The Investments of Municipal Bond Fund

September 30, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper – 0.85%		
Forest and Paper Products		
Sonoco Products Co.,		
5.4%, 10–2–06	$4,631	$ 4,630,305
Municipal Obligation – 0.64%		
Missouri		
Health and Educational Facilities Authority of the		
State of Missouri, Variable Rate Demand		
Educational Facilities Revenue Bonds		
(Rockhurst University), Series 2002,		
3.85%, 10–2–06	3,500	3,500,000
TOTAL SHORT-TERM SECURITIES – 1.49%		$ 8,130,305
(Cost: $8,130,305)		
TOTAL INVESTMENT SECURITIES – 99.25%		$539,807,468
(Cost: $517,116,763)		
CASH^(B) AND OTHER ASSETS, NET OF LIABILITIES – 0.75%		4,072,137
NET ASSETS – 100.00%		$543,879,605

Notes to Schedule of Investments

(A) The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at September 30, 2006.

(B) Cash serves as collateral for the following open futures contract at September 30, 2006. (See Note 6 to financial statements):

Type	Number of Contracts	Expiration Date	Market Value	Underlying Face Amount at Value
U.S. 30 year Treasury Bond	100	12–19–06	$11,044,812	$11,240,625

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MUNICIPAL BOND FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $517,117) (Notes 1 and 3)	$539,807
Receivables:	
Interest.	7,479
Fund shares sold.	69
Initial margin – futures	100
Prepaid and other assets	47
Total assets	547,502

LIABILITIES

Payable for investment securities purchased	1,665
Payable to Fund shareholders	1,587
Accrued service fee (Note 2)	102
Due to custodian.	95
Accrued shareholder servicing (Note 2).	56
Accrued management fee (Note 2)	16
Accrued accounting services fee (Note 2)	12
Accrued distribution fee (Note 2)	1
Other.	88
Total liabilities	3,622
Total net assets.	$543,880

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 78
Additional paid-in capital	534,577
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	1,395
Accumulated undistributed net realized loss on investment transactions	(14,665)
Net unrealized appreciation in value of investments.	22,495
Net assets applicable to outstanding units of capital.	$543,880
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.99
Class B	$6.98
Class C	$6.98
Class Y	$6.99
Capital shares outstanding:	
Class A	76,646
Class B	613
Class C	571
Class Y	—*
Capital shares authorized	600,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

MUNICIPAL BOND FUND
For the Fiscal Year Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$26,210
Expenses (Note 2):	
Accounting services fee	155
Audit fees.	30
Custodian fees.	37
Distribution fee:	
Class A	20
Class B	35
Class C	31
Investment management fee.	2,956
Legal fees	8
Service fee:	
Class A	1,283
Class B	12
Class C	10
Shareholder servicing:	
Class A	504
Class B	11
Class C	12
Class Y	—*
Other	209
Total expenses	5,313
Net investment income	20,897

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on securities.	(1,629)
Realized net loss on futures.	(177)
Realized net loss on investments	(1,806)
Unrealized depreciation in value of securities during the period	(790)
Unrealized depreciation in value of futures during the period	(196)
Unrealized depreciation in value of investments during the period	(986)
Net loss on investments.	(2,792)
Net increase in net assets resulting from operations	$18,105

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL BOND FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2006	2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 20,897	$ 22,408
Realized net gain (loss) on investments	(1,806)	343
Unrealized depreciation.	(986)	(8,096)
Net increase in net assets resulting from operations.	18,105	14,655
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(20,585)	(21,943)
Class B	(128)	(151)
Class C	(114)	(120)
Class Y	(—)*	(—)*
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(20,827)	(22,214)
Capital share transactions (Note 5)	(51,472)	(52,958)
Total decrease	(54,194)	(60,517)
NET ASSETS		
Beginning of period.	598,074	658,591
End of period.	$543,880	$598,074
Undistributed net investment income	$ 1,395	$ 1,325

*Not shown due to rounding.

(1)See "Financial Highlights" on pages 37 - 40.

Financial Highlights

MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.02	$7.10	$7.09	$7.14	$6.91
Income (loss) from investment operations:					
Net investment income	0.26	0.25	0.25	0.25	0.28
Net realized and unrealized gain (loss) on investments.	(0.03)	(0.08)	0.01	(0.05)	0.23
Total from investment operations	0.23	0.17	0.26	0.20	0.51
Less distributions from:					
Net investment income	(0.26)	(0.25)	(0.25)	(0.25)	(0.28)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.25)	(0.25)	(0.25)	(0.28)
Net asset value, end of period	$6.99	$7.02	$7.10	$7.09	$7.14
Total return[1]	3.32%	2.43%	3.69%	2.82%	7.64%
Net assets, end of period (in millions)	$ 536	$ 589	$ 647	$ 733	$ 785
Ratio of expenses to average net assets	0.92%	0.91%	0.90%	0.89%	0.89%
Ratio of net investment income to average net assets	3.71%	3.57%	3.50%	3.51%	4.03%
Portfolio turnover rate.	16%	14%	24%	43%	61%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.01	$7.10	$7.08	$7.14	$6.91
Income (loss) from investment operations:					
Net investment income	0.19	0.19	0.18	0.19	0.22
Net realized and unrealized gain (loss) on investments.	(0.03)	(0.09)	0.02	(0.06)	0.23
Total from investment operations	0.16	0.10	0.20	0.13	0.45
Less distributions from:					
Net investment income	(0.19)	(0.19)	(0.18)	(0.19)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.19)	(0.18)	(0.19)	(0.22)
Net asset value, end of period	$6.98	$7.01	$7.10	$7.08	$7.14
Total return	2.37%	1.36%	2.89%	1.80%	6.77%
Net assets, end of period (in millions)	$4	$5	$6	$7	$7
Ratio of expenses to average net assets	1.85%	1.82%	1.79%	1.75%	1.73%
Ratio of net investment income to average net assets	2.78%	2.66%	2.60%	2.65%	3.18%
Portfolio turnover rate.	16%	14%	24%	43%	61%

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.01	$7.10	$7.08	$7.14	$6.91
Income (loss) from investment operations:					
Net investment income	0.19	0.18	0.18	0.18	0.22
Net realized and unrealized gain (loss) on investments.	(0.03)	(0.09)	0.02	(0.06)	0.23
Total from investment operations	0.16	0.09	0.20	0.12	0.45
Less distributions from:					
Net investment income	(0.19)	(0.18)	(0.18)	(0.18)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.18)	(0.18)	(0.18)	(0.22)
Net asset value, end of period	$6.98	$7.01	$7.10	$7.08	$7.14
Total return	2.34%	1.32%	2.87%	1.79%	6.73%
Net assets, end of period (in millions)	$4	$4	$5	$5	$5
Ratio of expenses to average net assets	1.89%	1.85%	1.83%	1.77%	1.75%
Ratio of net investment income to average net assets	2.74%	2.63%	2.57%	2.63%	3.13%
Portfolio turnover rate.	16%	14%	24%	43%	61%

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.02	$7.10	$7.09	$7.14	$6.91
Income (loss) from investment operations:					
Net investment income	0.28[1]	0.27[1]	0.19[1]	0.26	0.31
Net realized and unrealized gain (loss) on investments.	(0.03)[1]	(0.08)[1]	0.08[1]	(0.05)	0.21
Total from investment operations	0.25	0.19	0.27	0.21	0.52
Less distributions from:					
Net investment income	(0.28)	(0.27)	(0.26)	(0.26)	(0.29)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.28)	(0.27)	(0.26)	(0.26)	(0.29)
Net asset value, end of period	$6.99	$7.02	$7.10	$7.09	$7.14
Total return	3.63%	2.72%	3.92%	3.01%	7.82%
Net assets, end of period (in thousands)	$4	$4	$4	$10,033	$16,172
Ratio of expenses to average net assets	0.62%	0.60%	0.72%	0.72%	0.71%
Ratio of net investment income to average net assets	4.03%	3.90%	3.62%	3.59%	4.08%
Portfolio turnover rate.	16%	14%	24%	43%	61%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide income not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. In addition, the Fund intends to meet requirements of the Internal Revenue Code which will permit it to pay dividends from net investment income, substantially all of which will be exempt from Federal income tax. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

E. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and its potential impact on the Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee will be as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. The Fund accrues and pays the fee daily.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month, except that, for broker-serviced accounts, effective September 1, 2006, the monthly charge for those accounts became $0.50. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $324,392. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2006, W&R received $4,520, $29,296 and $3,664 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $219,112 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $36,333, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $91,072,380, while proceeds from maturities and sales aggregated $144,901,036. Purchases of short-term securities aggregated $910,767,178, while proceeds from maturities and sales aggregated $903,955,170. No U.S. government obligations were purchased or sold during the fiscal year ended September 30, 2006.

For Federal income tax purposes, cost of investments owned at September 30, 2006 was $518,701,684, resulting in net unrealized appreciation of $21,105,784, of which $21,260,201 related to appreciated securities and $154,417 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income.	$20,749,591
Distributed ordinary income.	20,827,236
Undistributed ordinary income.	556,750
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover.	114,931
Post-October losses deferred	1,892,135

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2010.	$10,383,816
September 30, 2014.	114,931
	10,498,747

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended September 30,	
	2006	**2005**
Shares issued from sale of shares:		
Class A	3,275	3,513
Class B	15	59
Class C	160	154
Class Y	—*	—*
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,461	2,572
Class B	17	19
Class C	16	17
Class Y	—*	—*
Shares redeemed:		
Class A	(12,996)	(13,339)
Class B	(146)	(241)
Class C	(217)	(248)
Class Y	(—)*	(—)*
Decrease in outstanding capital shares	(7,415)	(7,494)
Value issued from sale of shares:		
Class A	$ 22,712	$ 24,852
Class B	103	413
Class C	1,108	1,089
Class Y	—*	3
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	17,035	18,173
Class B	119	135
Class C	110	119
Class Y	—*	—*
Value redeemed:		
Class A	(90,141)	(94,285)
Class B	(1,012)	(1,703)
Class C	(1,506)	(1,751)
Class Y	(—)*	(3)
Decrease in outstanding capital	$(51,472)	$(52,958)

*Not shown due to rounding.

NOTE 6 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Municipal Bond Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Municipal Bond Fund, Inc. (the "Fund") as of September 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Municipal Bond Fund, Inc. as of September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2006

Income Tax Information

The amounts of the dividends and long-term capital gains shown in the table below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

Exempt Interest Dividends – The per-share amounts shown as Exempt Interest represent the distribution of state and municipal bond interest and are exempt from Federal income tax.

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Non-Qualifying	Long-Term Capital Gain	Exempt Interest	Non-Qualifying	Long-Term Capital Gain	Exempt Interest
			Class A				
10-12-05	$0.02100	$0.00020	$ —	$0.02080	$0.00020	$ —	$0.02080
11-09-05	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
12-14-05	0.02500	0.00020	—	0.02480	0.00020	—	0.02480
1-11-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
2-08-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
3-15-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
4-12-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
5-10-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
6-14-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
7-12-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
8-09-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
9-13-06	0.02100	0.00020	—	0.02080	0.00020	—	0.02080
Total	$0.25600	$0.00240	$ —	$0.25360	$0.00240	$ —	$0.25360
			Class B				
10-12-05	$0.01500	$0.00010	$ —	$0.01490	$0.00010	$ —	$0.01490
11-09-05	0.01700	0.00020	—	0.01680	0.00020	—	0.01680
12-14-05	0.02000	0.00020	—	0.01980	0.00020	—	0.01980
1-11-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
2-08-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
3-15-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
4-12-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
5-10-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
6-14-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
7-12-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
8-09-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
9-13-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
Total	$0.19200	$0.00230	$ —	$0.18970	$0.00230	$ —	$0.18970

Income Tax Information *(Continued)*

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Non-Qualifying	Long-Term Capital Gain	Exempt Interest	Non-Qualifying	Long-Term Capital Gain	Exempt Interest
			Class C				
10-12-05	$0.01600	$0.00020	$ —	$0.01580	$0.00020	$ —	$0.01580
11-09-05	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
12-14-05	0.02000	0.00020	—	0.01980	0.00020	—	0.01980
1-11-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
2-08-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
3-15-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
4-12-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
5-10-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
6-14-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
7-12-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
8-09-06	0.01600	0.00020	—	0.01580	0.00020	—	0.01580
9-13-06	0.01500	0.00020	—	0.01480	0.00020	—	0.01480
Total	$0.19000	$0.00240	$ —	$0.18760	$0.00240	$ —	$0.18760
			Class Y				
10-12-05	$0.02200	$0.00020	$ —	$0.02180	$0.00020	$ —	$0.02180
11-09-05	0.02300	0.00020	—	0.02280	0.00020	—	0.02280
12-14-05	0.02700	0.00030	—	0.02670	0.00030	—	0.02670
1-11-06	0.02300	0.00020	—	0.02280	0.00020	—	0.02280
2-08-06	0.02300	0.00020	—	0.02280	0.00020	—	0.02280
3-15-06	0.02300	0.00020	—	0.02280	0.00020	—	0.02280
4-12-06	0.02200	0.00020	—	0.02180	0.00020	—	0.02180
5-10-06	0.02200	0.00020	—	0.02180	0.00020	—	0.02180
6-14-06	0.02400	0.00020	—	0.02380	0.00020	—	0.02380
7-12-06	0.02300	0.00020	—	0.02280	0.00020	—	0.02280
8-09-06	0.02200	0.00020	—	0.02180	0.00020	—	0.02180
9-13-06	0.02300	0.00020	—	0.02280	0.00020	—	0.02280
Total	$0.27700	$0.00250	$ —	$0.27450	$0.00250	$ —	$0.27450

NON-QUALIFYING DIVIDENDS – The non-qualifying portion of distributions represents the taxable portion of dividends paid and does not qualify for the dividends received deduction for corporations.

The actual taxable amount of dividends will be reported to you on Form 1099-DIV and the non-taxable amount of dividends plus the amount that may be subject to alternative minimum tax will be reported to you on Form 1099-INT after the close of the applicable calendar year.

Income from the Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Municipal Bond Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (14 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 1997	Professor of Law, Washburn Law School (1998 to present); Formerly, Dean, Washburn Law School (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 4040 Northwest Claymont Dr. Kansas City, MO 64116 Age: 67	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises; President, Missouri Institute of Justice	Director, Salvation Army; Advisory Director, UMB Northland Board (Financial Services)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 73	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (2004 to present); Professor, University of Utah (until 2005)	None
Linda K. Graves 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 1995	First Lady of Kansas (until 2003)	Chairman and Director, Greater Kansas City Community Foundation
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004)	Director and Shareholder, Valliance Bank; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 86	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 82	Director since 1976	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Welte Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 53	Director since 1996	Shareholder/Director, Polsinelli Shalton Welte Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds
Frederick Vogel III 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Director since 1976	Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art	None

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 63	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, President and Chief Executive Officer of Waddell & Reed (until 2001); formerly, Principal Financial Officer, Treasurer and Director of Waddell & Reed (until 2001); formerly, Executive Vice President, Principal Financial Officer, Treasurer and Director of WRIMCO (until 2001); formerly, Treasurer and Director of WRSCO (until 2001)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Vice President since 1987 Principal Financial Officer since 2002	Senior Vice President of WRSCO (2001 to present); Vice President (1987 to present), Treasurer and Principal Accounting Officer (1976 to 2006), and Principal Financial Officer (2002 to present) of each of the funds in the Fund Complex	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 37	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Chief Compliance Officer since 2004	Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Municipal Bond Fund, Inc.

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement (Management Agreement) between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request (Request Letter) for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund (Similar Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was lower than the peer group median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. The Directors also considered the information provided by WRIMCO, both in its response letter to the Request Letter and in the discussion at the meeting, explaining that the Fund's underperformance largely reflects its having been positioned for rising interest rates and, compared to its peer group, its holdings in relatively higher quality bonds, which have underperformed for an unusually long period of time.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee and overall expense ratio were higher than the peer group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was higher than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than, and at other asset levels were higher than, the asset-weighted average for its peer group.

The Directors also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Directors considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions to be effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;

■ the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;

■ the existence or appropriateness of breakpoints in the Fund's management fees;

- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

- Fax your request to 800.532.2749.
- Write to us at the address listed on the back cover.
- Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Limited-Term Bond Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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